UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES	EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES	EXCHANGE ACT OF 1934

Commission File Number 1-8606

For the fiscal year ended December 31, 2002

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

VERIZON COMMUNICATIONS INC.

1095 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10036

INDEPENDENT AUDITORS’ REPORT

To the Verizon Employee Benefits Committee:

We have audited the accompanying statements of net assets available for benefits of the Verizon Savings and Security Plan for Mid-Atlantic Associates (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/    MITCHELL & TITUS, LLP

New York, New York

June 6, 2003

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2002

(thousands of dollars)

	Other Investments	ESOP Shares Fund Allocated	ESOP Shares Fund Unallocated	Total
Additions:
Contributions:
Employee	$142,051	$—	$—	$142,051
Employer	69,023	4,310	—	73,333

Total contributions	211,074	4,310	—	215,384

Transfer between funds	7,383	(5,470)	(1,913)	—
Transfers from other plans, net	4,969	—	—	4,969

Total additions	223,426	(1,160)	(1,913)	220,353

Deductions:
Benefits paid to participants	303,197	44,866	—	348,063
Net investment loss	188,691	44,989	3,942	237,622
Interest expense	—	—	425	425
Administrative expense	1,192	191	—	1,383

Total deductions	493,080	90,046	4,367	587,493

Net decrease	(269,654)	(91,206)	(6,280)	(367,140)

Net assets available for benefits:
Beginning of year	1,853,645	316,624	10,030	2,180,299

End of year	$1,583,991	$225,418	$3,750	$1,813,159

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2002

(thousands of dollars)

	Other Investments	ESOP Shares Fund Allocated	ESOP Shares Fund Unallocated	Total
ASSETS:
Investments in Master Trusts	$1,583,991	$225,418	$11,541	$1,820,950

Total assets	1,583,991	225,418	11,541	1,820,950
LIABILITIES:
Notes payable	—	—	7,791	7,791

Total liabilities	—	—	7,791	7,791

Net assets available for benefits	$1,583,991	$225,418	$3,750	$1,813,159

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2001

(thousands of dollars)

	Other Investments	ESOP Shares Fund Allocated	ESOP Shares Fund Unallocated	Total
ASSETS:
Investments in Master Trusts	$1,853,645	$316,624	$21,205	$2,191,474

Total assets	1,853,645	316,624	21,205	2,191,474
LIABILITIES:
Notes payable	—	—	11,175	11,175

Total liabilities	—	—	11,175	11,175

Net assets available for benefits	$1,853,645	$316,624	$10,030	$2,180,299

The accompanying notes are an integral part of the financial statements.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

(1)	Description of the Plan:

The following description of the Verizon Savings and Security Plan for Mid-Atlantic Associates (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

Eligibility

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, which covers certain collectively bargained, non-salaried regular associate employees. The Plan provides eligible employees, as defined in the Plan Document, of Verizon Communications Inc. (“ Verizon”) and its subsidiaries (“Participating Affiliates”) with a convenient way to save for both medium and long-term needs.

Covered employees are eligible to make tax-deferred or after-tax contributions to the Plan and to receive matching employer contributions, upon completion of enrollment in the Plan as soon as practicable following the date of hire.

An individual’s active participation in the Plan shall terminate when the individual ceases to be an eligible employee; but the individual shall remain a participant until the entire account balance under the Plan has been distributed or forfeited.

Investment Options

Participants direct their contributions to be invested in any of the current investment options.

Participant Accounts

Each participant’s account is credited with the participant’s contribution/ rollovers, matching contributions and allocations of Plan income. Allocations of Plan income are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Payment of Benefits

Benefits are recorded when paid. Benefits are payable in a lump sum cash payment unless a participant elects, in writing, one of the three optional forms of benefit payment which include: (1) a lump sum in Verizon shares for investments in the Verizon Company Stock Fund (the “Stock Fund”), with the balance in cash, (2) annual, semiannual, quarterly, or monthly installments in cash of approximately equal amounts to be paid out for a period of 2 to 20 years, as selected by the participant; or (3) for those participants eligible to receive their distribution in installments as described in (2) above, a pro rata portion of each installment payment in Verizon shares for investments in the Stock Fund, with the balance of each installment in cash.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

Participant Loans

The Plan includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the Plan subject to certain limitations. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than five years (fifteen years for a loan to purchase a principal residence). Each new loan will bear interest at a rate based upon the prime rate, as published in the Wall Street Journal on the last business day of the month preceding the loan’s effective date, for loans up to sixty months, and prime rate plus one percent for loans from sixty-one months to fifteen years.

Master Trusts

At December 31, 2002 and 2001, the Plan participated in the Verizon Master Savings Trust (the “Master Trust”), and, along with the Verizon Savings and Security Plan for West Region Employees (the “West Region Plan”) and Verizon Savings Plan for Management Employees (the “Management Plan”), owned a percentage of the assets in the Master Trust. This percentage was based on a pro rata share of the Master Trust assets. The Plan owned approximately 14% of the assets in the Master Trust at December 31, 2002 and 2001.

At December 31, 2002 and 2001, the Plan participated in certain equity funds in the Bell Atlantic Master Trust (the “Equity Funds”), and along with the West Region Plan, the Verizon Savings and Security Plan for New York and New England Associates, and the Management Plan, owned a percentage of the Equity Funds. This percentage was based on a pro rata share of the Equity Funds. The Plan owned approximately 6% and 5% of the Equity Funds at December 31, 2002 and 2001, respectively.

Interest and dividends along with net appreciation/(depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust or Equity Funds as a percentage of the total participation in such funds and portfolios.

Trustee

Fidelity Management Trust Company (the “Trustee”) has been designated as the trustee under the Plan and is responsible for the investment, reinvestment, control and disbursement of the funds and portfolios of the Plan including the payment of principal and interest on the Employee Stock Ownership Plan’s (the “ESOP”) notes payable. Investment fees are charged against the earnings of the funds and portfolios.

Plan Modification

Verizon and the most senior Human Resources officer of Verizon reserve the right to modify alter or amend the Plan at any time. Verizon reserves the right to terminate the Plan at any time.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

Risks and Uncertainties

The Plan provides for participant investment options, which can invest in combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, equity price, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(2)	Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The statement of changes in net assets available for benefits reflects the net investment income (loss) of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) in value of those investments, as well as interest and dividends earned. Purchases and sales of investments are reflected as of the trade-date. Realized gains and losses on sales of investments are determined on the basis of average cost. Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

(3)	Non-Participant Directed Investments:

Information about the net assets and the significant components of the changes in net assets related to the Plan’s non-participant directed investments is as follows (in thousands):

	As of December 31,
	2002	2001
Net assets:
Verizon common stock	$237,243	$589,557

Year ended December 31, 2002
Changes in net assets:
Employer contributions	$73,572
Net investment loss	(80,933)
Benefits paid to participants	(95,022)
Diversification adjustment (Note 4)	(243,812)
Other	(6,119)

Net decrease	$(352,314)

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

(4)	Vesting and Contributions:

The Plan is funded by employee contributions up to a maximum of 16% of compensation and by employer matching contributions in shares of Verizon common stock in an amount equal to 80% of basic contributions up to August 5, 2001. For pay periods on or after August 5, 2001, the employer matching contributions increased to 82% of the initial 6% of the participants’ contributions of eligible compensation for each payroll period not withdrawn or distributed during the Plan year.

Participant contributions may be before tax (“Elective Contributions”) or from currently taxed compensation (“After-Tax Contributions”). Each participant’s Elective Contributions for the 2002 Plan year was limited to $11,000. The total amount of Elective Contributions, After-Tax Contributions and employer matching contributions and certain forfeitures that may be allocated to a Plan participant was limited to the lesser of (1) $40,000 or (2) 25% of the participant’s total compensation; and the compensation on which such contributions were based was limited to $200,000.

Employer matching contributions are made in Verizon common stock and in general, participants cannot redirect these shares into other investment choices. The Verizon common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Verizon common stock but rather own an interest in the unitized funds.

Participants who reach age 50 and complete one year of service may begin to diversify into other investment choices. In Note 3, the “Diversification Adjustment” represents the assets of those participants who became eligible to direct their employer matching contributions into other fund options.

The Plan provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee’s non-vested employer matching contributions are forfeited and offset against subsequent employer matching contributions to the Plan.

(5)	Related Party Transactions:

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, those transactions qualify as party-in-interest, but they are subject to an exemption to the party-in-interest rules. Fees paid by the Plan for investment management services amounted to $390,000 for the 2002 Plan year.

Verizon Investment Management Corp. (“VIMCO”), a wholly owned subsidiary of Verizon, is the investment advisor for certain investment funds and therefore qualifies as a party-in-interest. VIMCO received no compensation from the Plan other than reimbursement of certain expenses directly attributable to its investment advisory and investment management services rendered to the Plan.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

(6)	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service dated November 13, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(7)	Employee Stock Ownership Plan:

The ESOP is a leveraged fund (“LESOP”) that invests in Verizon common stock. The LESOP component of the Plan, initially founded in 1989, is a stock bonus plan intended to qualify under Sections 401(a)(4) and 4975(e)(7) of the Code. It is used to match the employee’s Basic Pre-Tax Contributions and After-Tax Contributions. The LESOP will generate a portion of the shares acquired for employer matching contributions but not more than the amount required for those contributions. The employee may not withdraw or transfer funds out of the LESOP fund except for hardship withdrawals and those participants over age 50 with more than one year of participation in the Plan.

The LESOP notes payable originally bore an 8.17% interest rate subject to adjustment due to changes in the Federal income tax rate or changes in the federal law regarding the alternative minimum tax. Portions of the LESOP notes were refinanced on two separate occasions. In 1998, $11 million was refinanced at 5.5%, and in 1999, $11 million at 4.64%. Interest and principal payments are guaranteed by Verizon and are due on January 1 and July 1 of each year.

The following table displays the principal maturities under the notes with the final payment due July 1, 2005 (in thousands):

2003	$3,557
2004	2,320
2005	1,914

$7,791

(8)	Investments in Master Trusts:

Investments in securities traded on national and foreign securities exchanges are valued at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at redemption value, which approximates fair value.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

Forward currency and index futures are accounted for as contractual commitments on a trade-date basis and are carried at fair value derived from their respective price prevailing on the last business day of the year. Foreign exchange rates and index futures prices are readily available from published sources.

At December 31, 2002, the Master Trust contained certain investments in futures and forwards contracts that are considered derivative investments. However, the total fair value and the net investment income or (loss) is not material to the Plan.

A portion of certain funds in the Master Trust is invested in 43 contracts held with 18 insurance companies and banks. Standard & Poor’s, as of December 31, 2002 and 2001, rated the issuers of these contracts and the contracts’ underlying securities A+ and A or better, respectively. The contracts are included in the financial statements at contract value, approximately $2.1 and $2.0 billion, which approximates fair value, as reported by the insurance companies and banks at December 31, 2002 and 2001, respectively.

Contract value represents contributions made under the contracts, plus accrued interest, less withdrawals and administrative expenses. Investment contracts are normally set at a fixed rate through maturity, which is also the minimum crediting rate. The repayment of principal when the contract matures is solely the general debt obligation of the contract issuer. Synthetic contracts combine investments in fixed income securities with wrap contracts to provide a crediting rate. There is no immediate recognition of investment gains and losses on the fixed income securities. Instead, the gain or loss is recognized over time by adjusting the interest rate credited under the wrap contract. The crediting rate is typically reset quarterly and has a floor rate of zero. The repayment of principal depends on the creditworthiness of the underlying fixed income securities. The fair value of the synthetic investment contracts was approximately $1.7 and $1.3 billion at December 31, 2002 and 2001, respectively. The contract value of the synthetic investment contracts was approximately $1.6 and $1.2 billion at December 31, 2002 and 2001, respectively.

The contracts had average yields of 5.77% and 6.62% at December 31, 2002 and 2001, respectively. The crediting interest rate for the contracts had a range from 5.15% to 7.50% and 5.12% to 7.50% at December 31, 2002 and 2001, respectively. The contracts have scheduled maturities from January 2, 2003 to July 5, 2006, at December 31, 2002. No valuation reserve was recorded at December 31, 2002 and 2001 to adjust contract amounts.

VERIZON SAVINGS AND SECURITY PLAN FOR MID-ATLANTIC ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

(Continued)

The following schedules reflect the Master Trust net investments by investment type as of December 31, 2002 and 2001, and investment income (loss) for the year ended December 31, 2002 (in thousands):

	Investments in Master Trust		Net Investment Income (Loss) in Master Trust Year Ended December 31, 2002
	December 31,
	2002	2001	Interest & Dividends	Net appreciation (depreciation)
Verizon common stock	$5,971,643	$8,111,638	$279,505	$(1,463,050)
Investment contracts	2,135,323	2,009,622	—	120,639
Commingled funds	1,483,099	1,241,379	—	(200,190)
Mutual funds	1,623,493	1,356,184	38,466	(318,465)
Money market fund	639,957	1,255,707	10,461	—
Common stock	167,825	141,798	—	—
Loans to participants	403,122	438,295	27,128	—

Total	$12,424,462	$14,554,623	$355,560	$(1,861,066)

The Equity Funds are primarily comprised of common stock with a fair value at December 31, 2002 and 2001 of approximately $1.5 billion and $2.4 billion, respectively. The Equity Funds had dividend and interest earnings of approximately $32 million, and a net investment loss of approximately $551 million for the year.

The Plan’s interest in the carrying value of the Master Trust and Equity Funds and the related investment income (loss) are reported in the investment in Master Trusts in the statements of net assets available for benefits and net investment income (loss) in the statement of changes in net assets available for benefits, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Verizon Savings and Security Plan for Mid-Atlantic Associates

By:	/s/ EZRA D. SINGER
Ezra D. Singer (Chairman, Verizon Employee Benefits Committee)

Date: June 23, 2003